

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Room 3233

May 19, 2017

<u>Via Email</u>
Jeffrey E. Witherell
Chief Executive Officer
Plymouth Industrial REIT, Inc.
260 Franklin Street, Suite 600
Boston, Massachusetts 02110

Re: Plymouth Industrial REIT, Inc.
Amendment No. 5 to Registration Statement on Form S-11
Filed May 3, 2017
File No. 333-196798

Dear Witherell:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to comment 1 of our letter dated April 25, 2017. We also note your disclosure in the prospectus in regards to the registration rights to the holders of common stock under the Stockholders agreement. Please disclose in the prospectus the earliest date of registration for such shares, including those to be issued in the concurrent private placement, under the agreement.

2. We note your disclosure in the summary and business sections that the company was formed in March 2011 and since 2014 has acquired a portfolio of 20 industrial assets. Please briefly describe the company's operations from 2011 through 2014.

Distribution Policy, page 41

3. Please revise your disclosure to indicate, if true, that you intend to pay the distribution rate for at least 12 months.

4. We note your response to our prior comment 6. Please revise to specify the expected source of funds for any shortfall. In this regard, we note your disclosure in the last paragraph on page 41 regarding the various means available to you to cover any shortfall. Also revise the last risk factor on page 36 accordingly.

5. We note your adjustment for estimated improvements, leasing commissions and capital expenditures. Please tell us how the amount of the adjustment compares to the actual historical averages for the past three years, and to the extent your estimate exceeds those historical average amounts, please tell us how you determined your adjustment was appropriate.

6. We note you have erroneously inverted the numerator and denominator in your calculation of your distribution ratio, which should be greater than 100% as your Estimated annual distribution to stockholders exceeds your Estimated cash flow available for distribution. Please revise in your next amendment.

Dilution, page 44

7. We note your response to our prior comment 2. Please revise the table on page 45 to provide, for example, by footnote, a comparison of the public contribution by investors in the public offering and the effective cash contribution of existing stockholders, assuming all outstanding warrants have been exercised and common stock issued under the 2014 Incentive Award Plan or advise us why such revision is not applicable.

Item 33. Recent Sales of Unregistered Securities, page II-1

8. We note your response to our prior comment 14. Please revise your disclosure to provide the amount of shares of common stock to be issued and the aggregate consideration for the redemption of the Preferred Interest. Refer to Item 701(a) of Regulation S-K.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or Daniel Gordon, Senior Assistant Chief Accountant, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior Counsel, at (202) 551-3673 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief, Office of Real
Estate and Commodities

Cc: Kenneth L. Betts
        Winston & Strawn LLP